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                               October 20, 2023

       Jonathan D. Alspaugh
       President and Chief Financial Officer
       Aeglea BioTherapeutics, Inc.
       221 Crescent Street
       Building 17, Suite 102B
       Waltham, MA 02453

                                                        Re: Aeglea
BioTherapeutics, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed October 10,
2023
                                                            File No. 333-273769

       Dear Jonathan D. Alspaugh:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 29, 2023 letter.

       Amendment No. 1 to Form S-3 on Form S-1

       General

   1. We note the representation in Section 2.4 of the Agreement and Plan of Merger, filed on
                                                        June 23, 2023 as
exhibit 2.1 to Aeglea   s Form 8-K, that Spyre   s holders were required to
                                                        consent to the merger.
We further note your Form S-1 seeks to registers the resale of securities issued and
issuable to Spyre   s security holders as consideration for the merger.
                                                         Please revise to
identify all former affiliates of Spyre reselling pursuant to this Form S-1 as underwriters and fix
a selling price for the duration of their offering. See Securities Act
                                                        Rule 145(c).
   2. Please revise to remove all incorporation by reference from the Form S-1 and file a complete prospectus
with your amendment. See General Instruction VII.D.1.b to Form S-
 Jonathan D. Alspaugh
Aeglea BioTherapeutics, Inc.
October 20, 2023
Page 2
      1.
       Please contact Dillon Hagius at 202-551-7967 or Laura Crotty at 202-551-7614 with any other questions.



                                                         Sincerely,
FirstName LastNameJonathan D. Alspaugh
                                                         Division of
Corporation Finance
Comapany NameAeglea BioTherapeutics, Inc.
                                                         Office of Life
Sciences
October 20, 2023 Page 2
cc:       Branden C. Berns
FirstName LastName